UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-38370

CollPlant Biotechnologies Ltd.

(Exact name of registrant as specified in its charter)

4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

This Form 6-K including the press release attached hereto is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-229163, 333-248479, 333-263842, 333-271320 and 333-279791) and Form F-3 (File No. 333-238731 and 333-269087), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On May 29, 2025, CollPlant Biotechnologies Ltd. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional investors providing for the issuance and sale, in a registered direct offering (the “Offering”), of 1,200,002 ordinary shares, par value NIS 1.50, of the Company. The ordinary shares have been offered and sold together with warrants to purchase up to an aggregate of 1,200,002 ordinary shares (the “Warrants”), which are being issued in a concurrent private placement. The combined purchase price per each ordinary share and accompanying Warrant sold in the Offering is $3.00. The aggregate gross proceeds from the Offering are expected to be approximately $3.6 million, excluding any proceeds from any future exercises of Warrants. The Offering is expected to close on or about June 2, 2025 (the “Closing Date”), subject to the satisfaction of customary closing conditions.

The Company intends to use the net proceeds from the Offering for general corporate purposes, which may include but are not limited to, supporting the work with its business partner, AbbVie, regarding the dermal filler product candidate, working capital and funding its research and development programs.

The Warrants have an exercise price of $3.00 per share, subject to customary adjustments as set forth therein, are immediately exercisable, and will have a 3.5-year term from the issuance date. If at the time of exercise there is no effective registration statement registering the ordinary shares underlying the Warrants, the Warrants may be exercised on a cashless basis.

A holder of the Warrants will not have the right to exercise any portion of its Warrants if the holder (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates or any other persons whose beneficial ownership of ordinary shares would be aggregated with the holder’s or any of the holder’s affiliates), would beneficially own ordinary shares in excess of 4.99% (or, at the election of the holder, 9.99%) of the number of the ordinary shares outstanding immediately after giving effect to such exercise.

Under the Purchase Agreement, the Company has agreed not to (i) enter into any agreement to issue or announce the issuance or proposed issuance of any ordinary shares or ordinary share equivalents, or (ii) file any registration statement or amendment or supplement thereto, for a period of 60 days following the closing of the Offering, subject to certain customary exceptions. In addition, the Purchase Agreement provides that for a period of one year following the closing of the Offering, the Company will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the Purchase Agreement, subject to certain customary exceptions.

The Purchase Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

The Company also entered into a letter agreement (the “Placement Agent Agreement”) with H.C. Wainwright & Co., LLC (the “Placement Agent”), pursuant to which the Placement Agent agreed to serve as the exclusive placement agent for the Company in connection with the Offering. The Company agreed to pay the Placement Agent a placement agent fee equal to 7.0% of the gross proceeds from the sale of the ordinary shares in the Offering, a management fee equal to 1.0% of the gross proceeds from the sale of the ordinary shares in the Offering, a non-accountable expense allowance of $85,000 and $15,950 for clearing fees. The Placement Agent or its designees will also receive warrants (the “Placement Agent Warrants”) on substantially the same terms as the investors in the Offering in an amount equal to 6.0% of the aggregate number of ordinary shares sold in the Offering, or Placement Agent warrants to purchase up to 72,000 ordinary shares, at an exercise price of $3.75 per share and will have a 3.5-year term from the issuance date. Upon any exercise of the Warrants issued to the investor for cash, the Company agreed to pay the Placement Agent a total cash fee equal to 7.0% of the aggregate gross proceeds from the exercise of such Warrants, a management fee of 1.0% of the aggregate gross proceeds from the exercise of such Warrants and Placement Agent Warrants to purchase up to 6.0% of the number of ordinary shares issuable upon the cash exercise of the Warrants.

The ordinary shares to be issued in the Offering are being issued pursuant to a prospectus supplement dated as of May 29, 2025, which was filed with the Securities and Exchange Commission, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-269087) (the “Registration Statement”), which became effective on January 10, 2023, and the base prospectus dated as of January 10, 2023 contained in such Registration Statement.

The Warrants, the Placement Agent Warrants and the ordinary shares underlying the Warrants and Placement Agent Warrants are being offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506(b) of Regulation D promulgated thereunder. The investors have represented that they are accredited investors, as that term is defined in Regulation D, or qualified institutional buyer as defined in Rule 144(A)(a), and have acquired the Warrants and the ordinary shares underlying the Warrants as principals for their own respective accounts and have no arrangements or understandings for any distribution thereof. The offer and sale of the foregoing securities is being made without any form of general solicitation or advertising. The Warrants, the Placement Agent Warrants and the ordinary shares underlying the Warrants and Placement Agent Warrants have not been registered under the Securities Act or applicable state securities laws. Accordingly, the Warrants, the Placement Agent Warrants and the ordinary shares underlying the Warrants and Placement Agent Warrants may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation to buy, nor shall there be any sale of, any of the securities described herein in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing descriptions of the Purchase Agreement, the Warrants and Placement Agent Warrants are not complete and are qualified in their entirety by reference to the full text of such documents, copies of which are filed as exhibits to this Report on Form 6-K and are incorporated by reference herein.

A copy of the opinions of Goldfarb Gross Seligman & Co. relating to the legality of the ordinary shares issued in the Offering is attached as Exhibit 5.1 hereto.

The Company previously announced the Offering in a press release issued on May 30, 2025, which is included as an exhibit to a Report on Form 6-K filed with the SEC on the same day.

This Report on Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

Forward Looking Statements

This Report of on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report states that the Offering is expected to close on or about June 2, 2025. In fact, the closing of the Offering is subject to various conditions and contingencies as are customary in securities purchase agreements in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this Offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report on Form 6-K.

Exhibit No.	Description

5.1	Opinion of Goldfarb Gross Seligman & Co.

10.1	Form of Securities Purchase Agreement dated as of May 29, 2025, between the Company and the investors signatory thereto

10.2	Form of Warrant

10.3	Form of Placement Agent Warrant

23.1	Consent of Goldfarb Gross Seligman & Co. (contained in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLPLANT BIOTECHNOLOGIES LTD.

Date: June 2, 2025	By:	/s/ Eran Rotem
		Name:	Eran Rotem
		Title:	Deputy CEO and Chief Financial Officer

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